

16021162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 28 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2015 (MM/DD/YY) AND ENDING February 29, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Mutual Planning Crop.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7370 S Oriole Blvd. # 601
(No. and Street)

Delray Beach	Florida	33446
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

5489 Wiles Road Unit 303	Coconut Creek	Florida	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Herbert Abelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Mutual Planning Corp., as of February 29, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of First Mutual Planning Corp.

We have audited the accompanying financial statements of First Mutual Planning Corp, (the "Company") which comprise the statement of financial condition as of February 29, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Mutual Planning Corp as of February 29, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
April 25, 2016

FIRST MUTUAL PLANNING, CORP.
STATEMENT OF FINANCIAL CONDITION
February 29, 2016

ASSETS

Cash		$ 18,077
	Total Assets	$ 18,077

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued Expenses		$ 7,500
	Total Liabilities	7,500
Stockholder's Equity		
Common Stock, $1.00 par value, 2,000 shares authorized, issued and outstanding		2,000
Additional Paid In Capital		138,180
Accumulated Deficit		(129,603)
	Total Stockholder's Equity	10,577
	Total Liabilities and Stockholder's Equity	$ 18,077

See accompanying notes to financial statements

FIRST MUTUAL PLANNING, CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 29, 2016

Income:	
Commissions	$ 4,199
Total Income	4,199
Expenses:	
Professional Fees	8,100
Communication Expense	361
Occupancy Expense	2,400
Regulatory Fees	2,275
Other Expenses	4,129
Total Expenses	17,265
Net Loss	(13,066)

See accompanying notes to financial statements

FIRST MUTUAL PLANNING, CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 29, 2016

	Common Stock - $1 Par Value		Additional	Accumulated	
	Shares	**Amount**	**Paid-in Capital**	**Deficit**	**Total**
Balance, February 28, 2015	2,000	$ 2,000	$ 123,180	$ (116,537)	$ 8,643
Additional Capital Contribution			$ 15,000		$ 15,000
Net loss	-	-	-	$ (13,066)	$ (13,066)
Balance, February 29, 2016	2,000	$ 2,000	$ 138,180	$ (129,603)	$ 10,577

See accompanying notes to financial statements

FIRST MUTUAL PLANNING, CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED FEBRUARY 29, 2016

Cash flows from operating activities:		
Net loss	$	(13,066)
Net cash used in operating activities		(13,066)
Cash flows from financing activites:		
Shareholder capital contribution		15,000
Net cash provided by financing activities		15,000
Net cash decrease		1,934
Cash, beginning of year		16,143
Cash, end of year	$	18,077
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements

NOTE 1 – DESCRIPTION OF THE BUSINESS

First Mutual Planning Corp. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of New York on March 28, 1960 and is registered to be in business as a broker/ or dealer in securities of all types, including all types of mutual funds.

The Company is a wholly-owned subsidiary of Terra Ferme Investment, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents during the year end February 29, 2016.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and accrued expenses, approximated fair value as of February 29, 2016 because of the relatively short- term maturity of these instruments

Revenue Recognition

The Company recognizes all of its revenues from commission on sales of mutual funds and annuities on a trade date basis and when cash collection is reasonably assured.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates include the amounts of deferred tax assets and the corresponding valuation allowance. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, "Accounting for Income Taxes," which requires, among other things, an asset and liability approach to calculating deferred income taxes.

The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Income Taxes (continued)

Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. As of February 29, 2016, tax years ended February 28, 2015, 2014 and 2013 are still potentially subject to audit by the taxing authorities.

NOTE 3 – INCOME TAXES

At February 29, 2016, the Company had net operating loss carryforwards of approximately $152,100 to offset future taxable income through tax years ending February 29, 2036. Utilization of these loss carryforwards may be limited in the event of a more than 50% change in ownership pursuant to Internal Revenue Code Section 382.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended February 29, 2016 is as follows:

Tax provision (benefit) at statutory rates (27%)	$	(3,528)
State taxes, net of federal tax benefit (4%)		(523)
Change in valuation allowance		4,051
Net income tax benefit	$	-

The Company had no net deferred tax assets as of February 29, 2016 due to the establishment of a 100% valuation allowance to offset the deferred tax asset of approximately $47,100 related to its net operating loss carryforwards. The Company increased the valuation allowance by approximately $4,100 during the fiscal year ended February 29, 2016.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 29, 2016, the Company had net capital of $ 10,577, which was $ $5,577 in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .71 to 1. The Company qualifies under the exempt provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account at a high credit quality financial institution at February 29, 2016 and during the year then ended, the balance did not exceed federally insured limits.

NOTE 6 – CUSTOMER CONCENTRATION

During the year ended February 29, 2016, 85% of the Company's revenue, generated on behalf of its customers, was paid by two mutual funds as follows:

Fund A	59%
Fund B	26%
Total	**85%**

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company's parent made a $15,000 capital contribution during the fiscal year ended February 29, 2016.

The Company's office is located in the residence of the President who does not receive a salary. In lieu of paying a salary, starting in November 2015, the Company began paying him $600 a month for rent, $100 a month for telephone and internet service and his health insurance premiums.

SUPPLEMENTAL INFORMATION

FIRST MUTUAL PLANNING, CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
February 29, 2016

NET CAPITAL COMPUTATION:		
Total Stockholder's Equity	$	10,577
Deductions and/or changes		
Non allowable assets:		-
Net capital before haircuts on security positions		10,577
Haircuts on securities positions		-
Net capital		10,577
Required minimum capital		5,000
Excess net capital	$	5,577
AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness as included in the Statement of Financial Condition		7,500
Total aggregate indebtedness	$	7,500
Ratio of aggregate indebtedness to net capital		.71 to 1
RECONCILIATION:		
Net Capital, per February 29, 2016 Focus Report	$	10,577
Net Audit Adjustments		-
Net Capital, per February 29, 2016 audited report, as filed	$	10,577

First Mutual Planning Corp.

Herbert Abelow
7370 S. Oriole Blvd
Suite 601
Delray Beach, FL. 33446
Phone: 561-495-9515
FAX: 561-495-3900\

RE: First Mutual Planning, Corp., Fiscal year end February 29, 2016 Certified Audit

Assertions Regarding Exemption Provisions

First Mutual Planning Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R.-240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R.-240.17a-5(d)(1) and (4). To our best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R.-240.15c-3 under the following provisions of 17C.F.R.-240.15c-3 (k)(2)(i) and
(2) The Company met the identified exemption provisions in 17C.F.R.-240.15c-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, Herbert Abelow, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Herbert Abelow
President



D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Stockholder
of First Mutual Planning Corp.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provision, in which (1) First Mutual Planning Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Mutual Planning Corp claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" and (2) First Mutual Planning Corp stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Mutual Planning Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Mutual Planning Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(i) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Coconut Creek, Florida
April 25, 2016



D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Board of Directors and Shareholder
of First Mutual Planning Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by First Mutual Planning Corp. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended February 29, 2016, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended February 29, 2016. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended February 29, 2016 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended February 29, 2016 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended February 29, 2016 to supporting schedules and working papers noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended February 29, 2016 and in the related schedules and working papers noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

Coconut Creek, Florida
April 25, 2016

D'Arelli Pruzansky, P.A.
Certified Public Accountants